UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Foot Locker, Inc.

(Exact name of registrant as specified in its charter)

New York	1-10299	13-3513936
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
incorporation or organization)

112 West 34th Street, New York, New York		10120
(Address of principal executive offices)		(Zip Code)

Robert W. McHugh (212) 720-3948

(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

This Form SD and the Conflict Minerals Report for the calendar year ended December 31, 2014 is filed as Exhibit 1.01 hereto and is publicly available at:

http://www.footlockerinc.com/investors.cfm?page=investor-relations.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Foot Locker, Inc.

By:	/s/ Robert W. McHugh

June 1, 2015

Robert W. McHugh
Executive Vice President, Operations Support

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